UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLMX Technologies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Seventh Avenue, Floor 17
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds + Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street (Address) Ridgefield (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lahoud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLMX Technologies, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & PPO

Title

LILIANA M FLORES
Notary Public - State of New York
NO. 01FL6359880
Qualified in Queens County
My Commission Expires Jun 12, 2021

Notary Public 02/25/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLMX Technologies, LLC

Financial Statement
December 31, 2020

GLMX Technologies, LLC
Index
December 31, 2020



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GLMX Technologies, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as GLMX Technologies, LLC.'s auditor since 2018.

New Canaan, Connecticut
February 25, 2021

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

reynoldsrowella.com

1

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and cash equivalents	$ 2,666,104
Accounts receivable	654,189
Prepaid expenses and other assets	24,093
Total Assets	**$ 3,344,386**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 366,155
Due to affiliates	865,127
Deferred revenue	263,303
Total Liabilities	**1,494,585**
Member's Equity	**1,849,801**
Total Liabilities and Member's Equity	**$ 3,344,386**

See accompanying notes to financial statements.

1. Organization and Business

GLMX Technologies, LLC (the "Company"), a Delaware Limited Liability Company is wholly owned by Global Liquid Markets, LLC (the "Member"). On April 16, 2018, the Company received approval to become a broker dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an Alternative Trading System ("ATS") for repurchase agreements.

The Company provides an intuitive, comprehensive, integrated global money trading solution for institutional participants. It operates a leading electronic trading platform ("Platform") that enables fixed income market participants to trade repurchase agreements ("Repo") and secured lending. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties, and addresses the need for a more efficient Repo trading infrastructure, particularly in light of increasing reporting requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximates the fair value due to the short-term nature of these instruments.

Risk and Uncertainties
The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company's future results would also be affected by its ability to retain new customers in addition to customer trading volumes. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

Risk and Uncertainties (continued)

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2020, no accrual for loss contingencies was deemed necessary.

Concentration of Credit Risk

The Company maintains cash in bank accounts with one financial institution, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Concentration of credit risk is also evident as the top four customers have generated 61% of the total revenue for 2020, and 68% of the Accounts Receivable balance as of December 31, 2020.

Income Taxes

The Company is a single member LLC, whose member is a limited liability company that has elected to be treated as a partnership for federal income tax purposes. As such, all taxable income of the Company is passed through to its member and no provision for U.S federal or state income taxes has been recorded by the Company as of and for the year ended December 31, 2020 and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company is responsible for New York City income taxes. The Company's 2018 through 2020 tax returns are subject to examination by federal, state, and local tax authorities.

As of December 31, 2020, the Company had a deferred tax asset of $323,453 relating to a local jurisdiction. Management has recorded a full valuation allowance against the deferred tax asset.

Deferred Revenue

Revenues for services transferred over time are recognized over the contract period. Customers are generally billed monthly or quarterly. Revenues billed in advance are deferred and recognized in the period that the service is provided. The recognized revenue and remaining balance are shown below:

Deferred revenue balance - December 31, 2019	$ 19,885
Amounts invoiced in advance of services performed during the period	618,053
Revenue recognized for services performed during the period	(374,635)
Deferred revenue balance - December 31, 2020	$ 263,303

Allowance for Doubtful Accounts

The Company adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") as of January 1, 2020, and the adoption had no effect on the opening member's equity.

Allowance for Doubtful Accounts (continued)

All accounts receivable balances have contractual maturities of less than one year and are derived from transaction fees from using the Platform. Management determines the allowance for doubtful accounts by regularly evaluating individual customer balances, considering the customer's financial condition, credit history and potential effect of current economic conditions. Management does not believe that an allowance for doubtful accounts is necessary as of December 31, 2020.

Leases

The Company applies Accounting Standards Update ("ASU") 2016-02, Leases and ASU 2018-20, Codification Improvements to Leases collectively ("Topic 842"). The Company performed an internal review of its active agreements including its expense sharing agreement with its affiliate. The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased and also shared with the Company's affiliates which have operations in the United States and the United Kingdom, and the space is at any time subject to substitution at the sole discretion of the affiliates. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842.

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2020, the Company had net capital of $1,171,519 which exceeded its minimum requirement by $1,071,880. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.28 to 1.0.

4. 17 C.F.R. Exemption

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities (1) to engage in the operation of an Alternative Trading System ("ATS") in U.S. government securities, U.S. agency securities, mortgage-backed securities and corporate debt securities; (2) receiving transaction-based compensation for providing technology and platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. **Related Party Transactions**

Pursuant to a service agreement, the Company's affiliate, GLMX, LLC (the "Affiliate") provides various services and other operating assistance to the Company. These include costs for personnel, professional services, occupancy, travel and other general and administrative services. The total amount incurred by the Company under this agreement was $2,358,248 for the year ended December 31, 2020. A total of $2,356,937 was paid to the Affiliate during the year ended December 31, 2020. As of December 31, 2020, $359 was due to the Affiliate and is included in due to affiliates in the statement of financial condition.

The Company uses the Platform developed by the Affiliate. In September, 2019, the Company entered into a licensing agreement with the Affiliate effective January 1, 2020. The Company pays the Affiliate for the right to use and promote the Platform which enables the subscribers to negotiate securities repurchase and reverse repurchase agreements. The total amount incurred by the Company under this agreement was $484,467 for the year ended December 31, 2020. A total of $280,144 was paid to the Affiliate during the year ended December 31, 2020. As of December 31, 2020, $204,323 was due to the Affiliate and is included in due to affiliates in the statement of financial condition.

The Company has also entered into a service level agreement with another affiliate, GLMX Europe Ltd. ("GLMX Europe") in September 2019 effective January 1, 2020. The Company pays GLMX Europe to promote the Platform to potential subscribers in the United Kingdom ("UK") and Europe to enable potential subscribers to enter into a subscription agreement with the Company, and provide customer support in the UK and Europe. The total amount incurred by the Company under this agreement was $2,374,960 for the year ended December 31, 2020. A total of $1,718,410 was paid to GLMX Europe during the year ended December 31, 2020. As of December 31, 2020, $660,445 was due to GLMX Europe and is included in due to affiliates in the statement of financial condition. The balance includes a foreign exchange currency loss of $3,895.

On February 12, 2021, the Company received a financial support letter from the Member stating the Member would provide financial support to the Company through March 2, 2022 sufficient for the Company to meet its financial obligations and maintain its minimum regulatory capital requirements.

6. **Stock Based Compensation**

The Member grants unit awards to the Company's employees from time to time. The unit awards generally vest over a period of four years and service conditions are attached; the units only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, through the vesting date. There are no performance or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the units granted and such expenses are recorded as personnel and benefits in the statement of operations.

7. **Stock Based Compensation (continued)**

For the year ended December 31, 2020, the Company recorded compensation expense related to the units of $751,671, which is included in personnel and benefits expense in the statement of operations. At December 31, 2020, the amount due to Member for the units was contributed to the Company.

8. **Subsequent Events**

The Company has evaluated subsequent events through February xx, 2021, the date of issuance of the accompanying financial statements. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statements.

9. **COVID-19**

As a result of the global COVID-19 pandemic, the Company has focused on keeping employees safe and helping clients stay connected. The Company has adopted a work from home policy on March 16, 2020 which continues to be in effect through December 31, 2020. With a seamless transition to the work from home model, the pandemic did not have an adverse impact on the existing business. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.